Filed by: Origin Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BT Holdings, Inc.

May 9, 2022

Dear Shareholders:

We are excited to let you know that the Notice of Special Meeting of Shareholders and Joint Proxy Statement/Prospectus, dated May 3, 2022 (the “Proxy Statement”) that describes in great detail the proposed merger, the merger agreement and the other items to be voted on at the special meeting of shareholders of BT Holdings, Inc. (“BTH”) is in the mail. If you have not yet received the Proxy Statement, you soon will.

As we previously informed you on February 24, 2022, BTH has agreed to merge with Origin Bancorp, Inc. (“Origin”). The special meeting of the shareholders of BTH will be held at the Quitman Public Library, 202 East Goode Street, Quitman, Texas 75783 on June 29, 2022 at 9:00 a.m.

We recognize that the Proxy Statement is a voluminous document. We are writing to provide you an overview of the transaction, as more fully described in the Proxy Statement. Origin has agreed to acquire all of the issued and outstanding shares of BTH common stock in exchange for an aggregate of 6,828,390 shares of Origin common stock, subject to certain adjustments described in the merger agreement. Based upon 10,430,081 shares of BTH common stock issued and outstanding as of May 2, 2022 and assuming no adjustment to the merger consideration, each share of BTH common stock would be converted into 0.6547 shares of Origin common stock at closing.

BTH was built to operate perpetually; hence, the bank’s mantra “our exit strategy is there is none.” From launch of the fresh, unique approach to banking on January 16, 2013, BTH Bank was intentional about escalating the growth of its equity and assets. The bank did so at an accelerated pace, generating near ten times asset and equity growth from 2013 to 2018. Since 2018, the bank has experienced opportunity costs for growth and productivity due to its maximized efficiency and limited infrastructure. Although BTH does not have an exit strategy, the strategic opportunity presented by Origin compelled the BTH board of directors to consider and explore the merger. Given Origin’s size and more robust infrastructure, BTH will be able to continue its growth plans at a swifter pace. We consider Origin an opportunity to partner with an equally long-standing banking organization with a like-minded approach to a customer beneficial banking model focused on OTHERS.

Origin will register with the SEC the Origin common stock to be issued in the merger in exchange for your BTH common stock and Origin common stock trades on Nasdaq under the ticker symbol “OBNK”. Following the merger, the Origin common stock received by BTH shareholders may be traded on Nasdaq. While the BTH board of directors believes that Origin is an excellent investment, you will be able choose to retain your investment for the long-term or sell your Origin common stock. We believe that BTH and Origin will paddle in sync, and we hope you will continue this journey with us as we believe the best is yet to come!

You are encouraged to read carefully the Proxy Statement, in its entirety, as it contains important information about the merger. Before the special meeting, it is very important that you complete, sign, and date the proxy card enclosed with the Proxy Statement and return it in the enclosed postage-paid envelope or by email to BTH at InvestorRelations@bthbank.com.

We are excited about this transaction and the board recommends that you vote FOR each of the proposals described in the Proxy Statement.

Sincerely,

On Behalf of the Board of Directors

Lori H. Sirman

Additional Information about the merger and Where to Find It

In connection with the proposed Merger, Origin Bancorp, Inc. (“Origin”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Origin’s capital stock to be issued in connection with the merger, as amended on May 3, 2022. The registration statement was declared effective by the SEC May 5, 2022. The registration statement includes a joint proxy statement/prospectus. Origin and BT Holdings, Inc. (“BTH”) commenced mailing the definitive proxy statement to shareholders on or about May 6, 2022.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ORIGIN, BTH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Origin at its website, www.origin.bank. Documents filed with the SEC by Origin will be available free of charge by accessing Origin’s Investor Relations website at ir.origin.bank or, alternatively, by directing a request by mail or telephone to Origin Bancorp, Inc., 500 South Service Road East, Ruston, Louisiana 71270, Attn: Investor Relations, (318) 497-3177.

Participants in the Solicitation

Origin, BTH and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Origin and BTH in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus regarding the proposed transaction. Additional information about Origin, and its directors and executive officers, may be found in Origin’s definitive proxy statement relating to its 2022 Annual Meeting of Shareholders filed with the SEC on March 16, 2022, and other documents filed by Origin with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.